Exhibit 12.1

MICHAEL FOODS, INC.

(A Wholly Owned Subsidiary of M-Foods Holdings, Inc.)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the years ended January 2, 2010, January 3, 2009, December 29, 2007, December 30, 2006 and December 31, 2005

(In thousands, Except Ratios)

	2009	2008	2007	2006	2005
Earnings:

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$107,708	$68,007	$42,956	$38,162	$53,580
Add:
Fixed charges	47,156	44,500	55,820	60,206	50,128
Subtract:
Interest capitalized	(468)	—	(93)	(803)	(461)

Adjusted Earnings	$154,396	$112,507	$98,683	$97,565	$103,247

Fixed Charges:
Interest expensed	$39,095	$38,829	$49,624	$54,036	$46,859
Interest portion of rentals	1,916	1,847	1,761	1,427	1,276
Amortization of financing costs	6,145	3,824	4,435	4,743	1,993

	$47,156	$44,500	$55,820	$60,206	$50,128

Ratio of earnings to fixed charges	3.27	2.53	1.77	1.62	2.06